SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
April 11, 2017
Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

IC Power Provides Update with Respect to Kanan

April 11, 2017—IC Power Ltd. (“IC Power”), a wholly-owned subsidiary of Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN), is providing the following update with respect to Kanan, IC Power’s 92 MW power plant in Panama.

The Kanan power plant, which consists of a 55 MW barge and a 37 MW barge, recently experienced a fire.

As a result of the fire, Kanan’s 37 MW barge experienced significant damage and has been placed off-line. Kanan’s 55 MW barge has also been placed off-line. The full extent of the damages to the barges is still being assessed.

IC Power has insurance for its Kanan power plant, and intends to seek coverage for the costs of the outage, including repair costs and loss of profits, as appropriate, from insurance coverage (subject to deductibles).

Although IC Power’s management is still assessing the impact of the damage and the resulting outage, IC Power does not expect the fire and outage to have a material adverse effect on IC Power’s results of operations.

IC Power is assessing various options to resume the Kanan power plant’s operations.

Cautionary Statement Regarding Forward-Looking Statements
The press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements with respect to the expected impact of the Kanan outage on IC Power’s results of operations and IC Power’s intention to seek coverage for the costs of the outage and resume operations at the Kanan plant.  These statements are based on current expectations or beliefs, and are subject to a number of risks and uncertainties, which could cause future events to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the full extent of the damages to the barges, the scope of IC Power’s insurance coverage and its ability to recoup any of the costs or lost profits arising from the fire and IC Power’s ability to repair and resume operations of the Kanan power plant on a timely basis, or at all, as well as those risks set forth under “Risk Factors—Risks Related to Our Interest in IC Power” in the Annual Report on Form 20-F for the year ended December 31, 2015 of Kenon Holdings Ltd. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: April 11, 2017	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer